Exhibit 99.1

HeadHunter Group PLC Announces Fourth Quarter and Full-Year 2019 Financial Results

MOSCOW, Russia, March 13, 2020 – HeadHunter Group PLC (Nasdaq: HHR) announced today its financial results for the quarter and the full year ended December 31, 2019. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

Fourth Quarter 2019 Financial and Operational Highlights

(in millions of RUB(1) and USD(2))	Three months ended December 31, 2019	Three months ended December 31, 2018	Change(3)	Three months ended December 31, 2019
	RUB	RUB		USD(4)
Revenue	2,066	1,683	22.8%	33.4
Russia Segment Revenue	1,914	1,565	22.3%	30.9
Net Income	496	389	27.7%	8.0
Net Income Margin, %	24.0%	23.1%	0.9 ppts
Adjusted EBITDA(5)	1,023	838	22.1%	16.5
Adjusted EBITDA Margin, %(5)	49.5%	49.8%	(0.3) ppts
Adjusted Net Income(5)	713	494	44.2%	11.5
Adjusted Net Income Margin, %(5)	34.5%	29.4%	5.1 ppts

(1)	“RUB” or “~~P~~” denote Russian Ruble throughout this release.
(2)	“USD” or “$” denote U.S. Dollar throughout this release.
(3)

Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

(4)

Dollar translations are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2019 (RUB 61.9057 to USD 1). The rate as of this date was relatively low compared to the average rate for the fourth quarter 2019 (RUB 63.7449 to USD 1).

(5)

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.

•

Revenue is up 22.8% primarily due to the increase in revenue in our Russia segment. The Russia segment revenue is up 22.3%, mainly driven by an increase of 17.2% in the number of paying customers in Small and Medium Accounts and an increase of 17.3% in the average revenue per customer (“ARPC”) in Key Accounts in Moscow and St. Petersburg. Revenue growth in the fourth quarter 2019 was adversely affected by the cancellation of free product offering from October 1, 2018, not occurring in this year.

•	Net Income is up to ~~P~~496 million from ~~P~~389 million, mainly driven by the increase in revenue.

•

Adjusted EBITDA is up 22.1% primarily due to an increase in revenue. Adjusted EBITDA Margin remained relatively flat, primarily as a result of an increase in marketing expenses as a percentage of revenue due to the allocation of online marketing expenses in the fourth quarter and an increase in net foreign exchange loss that was partly offset by a decrease in office rent and maintenance expenses as a percentage of revenue.

•	Adjusted Net Income is up 44.2% primarily due to the increase in revenue, and Adjusted Net Income Margin is up to 34.5% from 29.4% as our effective tax rate decreased.

(in millions of RUB and USD)	As of December 31, 2019	As of December 31, 2018	Change	As of December 31, 2019
	RUB	RUB		USD
Net Working Capital(1)	(2,994)	(2,623)	14.1%	(48.4)
Net Debt(1)	3,040	3,577	(15.0)%	49.1
Net Debt to Adjusted EBITDA Ratio(1)	0.8 x	1.3x

(1)

Net Working Capital, Net Debt, and Net Debt to Adjusted EBITDA Ratio are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.

•

Net Working Capital as of December 31, 2019 decreased by ~~P~~371 million, or 14.1%, primarily due to increase in contract liabilities over the twelve months ended December 31, 2019 by 14.2% due to an increase in sales. The growth in contract liabilities for the year ended December 31, 2019 was adversely affected by our decision not to offer customers an opportunity to renew a contract for the same price if they paid us before January 1, 2020, the effective date of our new price list, as we did in the year ended December 31, 2018. This resulted in a substantial amount of prepayments shifting from the fourth quarter of 2019 to the first quarter of 2020.

•

Net Debt decreased by ~~P~~537 million, or 15%, as cash generated from operating activities was partly offset by dividend payments, acquisition of a 25.01% ownership interest in LLC “Skilaz”, a Russian HR technology company which automates routine recruiting processes, for ~~P~~235 million, capital expenditures on renovation of our office premises of ~~P~~197 million, and the effect of exchange rate fluctuations on cash.

•	Net Debt to Adjusted EBITDA Ratio declined from 1.3x to 0.8x, mainly due to an increase in Adjusted EBITDA.

FY 2019 Financial and Operational Highlights

(in millions of RUB(6) and USD(7))	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018	Change(8)	Twelve months ended December 31, 2019
	RUB	RUB		USD(9)
Revenue	7,789	6,118	27.3%	125.8
Russia Segment Revenue	7,212	5,700	26.5%	116.5
Net Income	1,581	1,033	53.1%	25.5
Net Income Margin, %	20.3%	16.9%	3.4 ppts
Adjusted EBITDA(10)	3,931	2,855	37.7%	63.5
Adjusted EBITDA Margin, %(10)	50.5%	46.7%	3.8 ppts
Adjusted Net Income(10)	2,409	1,538	56.6%	38.9
Adjusted Net Income Margin, %(10)	30.9%	25.1%	5.8 ppts

(6)	“RUB” or “~~P~~” denote Russian Ruble throughout this release.
(7)	“USD” or “$” denote U.S. Dollar throughout this release.
(8)

Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

(9)	Dollar translations are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2019 (RUB 61.9057 to USD 1).
(10)

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.

•

Revenue is up 27.3% primarily due to the increase in revenue in our Russia segment. The Russia segment revenue is up 26.5%, mainly driven by an increase of 28.0% in the number of paying customers in Small and Medium Accounts and an increase of 20.6% in the average revenue per customer (“ARPC”) in Key Accounts in Moscow and St. Petersburg.

•	Net Income is up to ~~P~~1,581 million from ~~P~~1,033 million, mainly driven by the increase in revenue.

•

Adjusted EBITDA is up 37.7% primarily due to an increase in revenue, and Adjusted EBITDA Margin is up to 50.5% from 46.7% as our personnel expenses (excluding equity-settled share-based compensations), marketing expenses, and general and administrative expenses (excluding IPO-related costs) declined as a percentage of revenue.

•

Adjusted Net Income is up 56.6% primarily due to the increase in revenue, and Adjusted Net Income Margin is up to 30.9% from 25.1% as our expenses declined as a percentage of revenue and our effective tax rate decreased.

CEO quote

“Against a backdrop of global economic turbulence and in a period when it has been especially important for us to build the trust and long-term relationships with the investor community, we have posted remarkable financial and operational results in our first year post IPO” said Mikhail Zhukov, Chief Executive Officer of HeadHunter Group PLC.

We have delivered on all the major pillars of our expansive growth strategy, such as penetration into areas outside of Moscow and Saint-Petersburg and the extension of our offering to blue collars and SMAs, and we have proven that HeadHunter’s client acquisition model is effective and robust even in difficult economic situations.

Besides volume growth, we are satisfied with the way that our monetization strategy has unfolded, where we have demonstrated our ability to drive up the average check of our clients via a combination of consumption growth and consistent price increase. To support our monetization efforts we had been able to concurrently enhance the efficiency of our products across all platforms. As a notable example, we spent sizable resources this year on an AI-driven search and recommendation engine leading to an increase in the average number of applications per vacancy by ca. 20%. The vast majority of that efficiency is derived from organic traffic flows which provides us with an incredible competitive advantage, which in turn strengthens our market position even at a time when our competitors are intensifying their investments in marketing.

We have shown our abilities to manage resources in an efficient way and scale up the business faster than the cost base, which has resulted in substantial operational margin expansion during 2019. In times of uncertainty around future economic development we believe it’s especially important for us to stay flexible, fully tech-enabled and a highly cash-generative business.

Overall, whilst we are happy with our results to date, we stay cautious on the impact of the COVID-19 virus. We hope that stability will return in the near future leading to a consequent acceleration in the economy in general and the recruitment market in particular.

Finally, we’re very pleased to reward our shareholders with a significant share of the 2019 net profits to be paid in dividends.

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations. Our operating segments include “Russia,” “Belarus,” “Kazakhstan” and other countries. As each segment, other than Russia, individually comprises less than 10% of our revenue, for reporting purposes we combine all segments other than Russia into the “Other segments” category.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ~~P~~2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website, and we define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ~~P~~2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience seasonal fluctuations in demand for our services and our revenue remains relatively stable throughout each quarter. However, our customers are predominately businesses and, therefore, use our services mostly on business days. As a result, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters. For example, our first quarter revenue in our Russia segment in 2018 and 2019 was 20.9% and 21.6%, respectively.

The number of business days in a quarter may also be affected by calendar layout in a specific year. In addition, the Government of Russia decides on an annual basis how public holidays that occur on weekends will be reallocated to business days throughout the year as a requirement of the Labor Code of Russia. As a result, the number of business days in a quarter may be different in each year (while the total number of business days in a year usually remains the same). Therefore, the comparability of our quarterly results, including with respect to our revenue growth rate, may be affected by this variance. In addition, when a calendar layout in a specific year provides for several consecutive holidays or a small number of business days between holidays or holidays adjacent to weekends, HR managers of our customers may take short vacations, further contributing to the decrease in business activities in these periods.

The following table illustrates the number of business days by quarter for the years 2017 to 2019. In 2019, the total number of working days is the same as in 2018, but there is 1 business day more, 2 business days less, and 1 business day more in the first quarter, second quarter, and third quarter, respectively, and the same number of business days in the fourth quarter:

	Number of business days			As % of total business days per year
	2019	2018	2017	2019	2018	2017
First quarter	57	56	57	23.1%	22.7%	23.1%
Second quarter	59	61	61	23.9%	24.7%	24.7%
Third quarter	66	65	65	26.7%	26.3%	26.3%
Fourth quarter	65	65	64	26.3%	26.3%	25.9%

Year	247	247	247	100.0%	100.0%	100.0%

Therefore, in the fourth quarter of 2019, there was no impact on our revenue and revenue growth rate from the number of business days.

Operating costs and expenses (exclusive of depreciation and amortization)

Personnel and marketing expenses, in total, accounted for 76.3% and 77.4% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2019 and December 31, 2018, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters and are affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year; however, they are also affected by other dynamics, such as our hiring decisions. Some costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

Fourth quarter segment external expenses in our Russia segment in 2018 and 2019 were 25.8% and 26.8%, respectively, of total Russia segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations, as described above, affect our net income. As a result of revenue seasonality, our profitability in the first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in the first quarter due to lower revenue. For example, our Adjusted EBITDA Margin was 46.1% for the first quarter of 2019, compared to 50.5% for the full year 2019. Our profitability is also affected by our decisions on timing of expenses, again as described above.

Contract liabilities

Our contract liabilities are affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter and prepay us in the fourth quarter of a previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter which causes consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2019 were ~~P~~2,107 million, ~~P~~2,041 million, ~~P~~1,971 million, and ~~P~~2,367 million, respectively.

The growth in contract liabilities for the year ended December 31, 2019 was adversely affected by our decision not to offer customers an opportunity to renew a contract for the same price if they pay us before January 1, 2020, the effective date of our new price list, as we did in the year ended December 31, 2018. This resulted in a substantial amount of prepayments shifting from the fourth quarter of 2019 to the first quarter of 2020.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations of business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net working capital

Our net working capital is primarily affected by changes in our contract liabilities as discussed above. As our contract liabilities are usually highest in the fourth quarter, our net working capital is usually lowest in the fourth quarter. For example, our net working capital of March 31, June 30, September 30, and December 31, 2019 was ~~P~~(2,672) million, ~~P~~(2,697) million, ~~P~~(2,588) million, and ~~P~~(2,994) million, respectively.

Fourth Quarter 2019 Results

Our revenue was ~~P~~2,066 million for the three months ended December 31, 2019 compared to ~~P~~1,683 million for the three months ended December 31, 2018. Revenue for the three months ended December 31, 2019 increased by ~~P~~384 million, or 22.8%, compared to the three months ended December 31, 2018, primarily due to an increase in revenue in our Russia segment. Revenue in our Russia segment was ~~P~~1,914 million for the three months ended December 31, 2019 compared to ~~P~~1,565 million for the three months ended December 31, 2018. Revenue in our Russia segment increased by ~~P~~349 million, or 22.3%. This was primarily due to a 21.4% growth in the number of paying Small and Medium Accounts in the other regions of Russia and by 12.3% in Moscow and St. Petersburg, coupled with an increase of 17.3% in the ARPC in Key Accounts in Moscow and St. Petersburg, driven by price increases and an increase in the usage of our services by this type of customer.

The following table breaks down revenue by product:

	For the three months ended December 31,			For the twelve months ended December 31,
(in thousands of RUB)	2019	2018	Change	2019	2018	Change
Bundled Subscriptions	581,484	521,409	11.5%	2,223,951	1,946,379	14.3%
CV Database Access	448,931	354,309	26.7%	1,761,728	1,401,538	25.7%
Job Postings	821,930	626,753	31.1%	3,112,188	2,227,926	39.7%
Other value-added services	214,013	180,157	18.8%	690,874	541,930	27.5%

Total revenue	2,066,358	1,682,628	22.8%	7,788,741	6,117,773	27.3%

The following table sets forth the revenue broken down by type of customer and region:

	For the three months ended December 31,			For the twelve months ended December 31,
(in thousands of RUB)	2019	2018	Change	2019	2018	Change
Key Accounts in Russia
Moscow and St. Petersburg	537,981	469,944	14.5%	1,981,959	1,695,823	16.9%
Other regions of Russia	200,631	163,908	22.4%	664,649	547,710	21.4%

Sub-total	738,612	633,852	16.5%	2,646,608	2,243,533	18.0%

Small and Medium Accounts in Russia
Moscow and St. Petersburg	649,335	552,657	17.5%	2,579,517	2,150,685	19.9%
Other regions of Russia	418,479	308,186	35.8%	1,614,359	1,036,346	55.8%

Sub-total	1,067,814	860,843	24.0%	4,193,876	3,187,031	31.6%

Other customers in Russia	102,358	64,784	58.0%	329,893	238,353	38.4%
Foreign customers of Russia segment	5,259	5,186	1.4%	41,385	31,507	31.4%

Total for “Russia” operating segment	1,914,043	1,564,665	22.3%	7,211,762	5,700,424	26.5%
Other segments	152,315	117,963	29.1%	576,979	417,349	38.2%

Total revenue	2,066,358	1,682,628	22.8%	7,788,741	6,117,773	27.3%

The following table sets forth the number of paying customers and ARPC for the periods indicated:

	For the three months ended December 31,			For the twelve months ended December 31,
	2019	2018	Change	2019	2018	Change
Number of paying customers
Russia segment
Key Accounts
Moscow and St. Petersburg	4,506	4,616	(2.4)%	5,368	5,538	(3.1)%
Other regions of Russia	4,657	4,306	8.2%	5,757	5,198	10.8%

Key Accounts, total	9,163	8,922	2.7%	11,125	10,736	3.6%
Small and Medium Accounts
Moscow and St. Petersburg	61,275	54,557	12.3%	123,295	109,498	12.6%
Other regions of Russia	75,491	62,184	21.4%	162,005	113,345	42.9%

Small and Medium Accounts, total	136,766	116,741	17.2%	285,300	222,843	28.0%
Foreign customers of Russia segment	533	945	(43.6)%	1,253	1,937	(35.3)%

Total for “Russia” operating segment	146,462	126,608	15.7%	297,678	235,516	26.4%
Other segments, total	12,846	10,221	25.7%	24,715	17,437	41.7%

Total number of paying customers	159,308	136,829	16.4%	322,393	252,953	27.5%

ARPC (in RUB)
Russia segment
Key Accounts
Moscow and St. Petersburg	119,392	101,808	17.3%	369,217	306,216	20.6%
Other regions of Russia	43,082	38,065	13.2%	115,451	105,369	9.6%

Key Accounts, total	80,608	71,044	13.5%	237,897	208,973	13.8%
Small and Medium Accounts
Moscow and St. Petersburg	10,597	10,130	4.6%	20,922	19,641	6.5%
Other regions of Russia	5,543	4,956	11.9%	9,965	9,143	9.0%

Small and Medium Accounts, total	7,808	7,374	5.9%	14,700	14,302	2.8%
Other segments, total	11,857	11,541	2.7%	23,345	23,935	(2.5)%

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Our customer base has continued to expand, as our penetration into the online recruitment in Russian regions outside of Moscow and St. Petersburg and Small and Medium Accounts continues to grow. Growth in the number of paying customers in our Small and Medium Accounts in Other regions of Russia was affected by the cancellation of free product offering from October 1, 2018 not occurring in this year.

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In our Key Accounts, ARPC has increased by 17.3% in Moscow and St. Petersburg and by 13.2% in Other regions of Russia. Increase in the ARPC in Moscow and St. Petersburg was driven by (1) the increase in prices effective January 1, 2019 (e.g. 10% on average for subscriptions and 18% for a single “Standard” type job posting), (2) a reduction in discounts, and (3) the increase in the usage of service, which was driven by the increase in the average number of job postings per customer, while the average number of subscription days per customer (total for Bundled Subscriptions and CV Database access) remained flat.

•

In our Small and Medium Accounts, ARPC has increased by 4.6% in Moscow and St. Petersburg and by 11.9% in Other regions of Russia. ARPC dynamic in these customer segments was impacted by the acquisition of new customers, who initially have a lower ARPC, while the ARPC of the cohort of customers acquired before January 1, 2018 has increased by 15.7% in Moscow and St. Petersburg and 19.8% in Other regions of Russia, in both cases primarily driven by the increase in the average number of job postings per customer. ARPC in Small and Medium Accounts in Other regions of Russia was positively affected by the slowdown in new paying customers’ intake, as compared to earlier of the year.

Operating Costs and Expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ~~P~~1,143 million for the three months ended December 31, 2019 compared to ~~P~~864 million for the three months ended December 31, 2018, representing an increase of ~~P~~279 million, or 32.3%.

(in thousands of RUB)	For the three months ended December 31,			For the twelve months ended December 31,
	2019	2018	Change	2019	2018	Change
Personnel expenses	(605,016)	(447,637)	35.2%	(2,234,309)	(1,717,467)	30.1%
Marketing expenses	(274,274)	(207,986)	31.9%	(1,046,678)	(939,717)	11.4%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(59,483)	(65,468)	(9.1)%	(186,337)	(188,499)	(1.1)%
Office rent and maintenance	(58,149)	(70,557)	(17.6)%	(206,501)	(241,434)	(14.5)%
Professional services	(52,371)	(46,760)	12.0%	(347,963)	(255,362)	36.3%
Insurance costs	(42,454)	—	n/m	(111,251)	—	n/m
Hosting and other web-site maintenance	(11,718)	(8,905)	31.6%	(40,421)	(32,825)	23.1%
Other operating expenses	(39,655)	(16,669)	137.9%	(126,803)	(57,556)	120.3%

Operating costs and expenses (exclusive of depreciation and amortization)	(1,143,120)	(863,982)	32.3%	(4,300,263)	(3,432,860)	25.3%

Our personnel expenses, marketing expenses and insurance costs have increased as a percentage of revenue for the three months ended December 31, 2019 compared to the three months ended December 31, 2018. Other general and administrative expenses were flat or decreased as a percentage of revenue (see table below). The increase in personnel expenses was primarily driven by the increase in share-based compensation (see “Personnel Expenses” below), while our personnel expenses excluding share-based compensation remain relatively flat. The increase in marketing expenses was due to higher annual budget allocation for the fourth quarter 2019 as compared to the fourth quarter of 2018. The insurance costs were incurred due to the purchase of insurance cover related to the IPO (see “Other general and administrative expenses”).

	For the three months ended December 31,			For the twelve months ended December 31,
	2019	2018	Change	2019	2018	Change
Personnel expenses	29.3%	26.6%	2.7%	28.7%	28.1%	0.6%
Marketing expenses	13.3%	12.4%	0.9%	13.4%	15.4%	(1.9)%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	2.9%	3.9%	(1.0)%	2.4%	3.1%	(0.7)%
Office rent and maintenance	2.8%	4.2%	(1.4)%	2.7%	3.9%	(1.3)%
Professional services	2.5%	2.8%	(0.2)%	4.5%	4.2%	0.3%
Insurance services	2.1%	—	2.1%	1.4%	—	1.4%
Hosting and other web-site maintenance	0.6%	0.5%	0.1%	0.5%	0.5%	—
Other operating expenses	1.9%	1.0%	0.9%	1.6%	0.9%	0.7%

Operating costs and expenses (exclusive of depreciation and amortization)	55.3%	51.3%	4.0%	55.2%	56.1%	(0.9)%

Personnel expenses

Personnel expenses increased by ~~P~~157 million, or 35.2%, for the three months ended December 31, 2019 compared to the three months ended December 31, 2018. The main factors that contributed to the increase in personnel expenses are: (i) an increase in share-based compensation by ~~P~~51 million, primarily due to the grant of new options under the 2016 Unit Option Plan and 2018 Unit Option Plan in the second quarter of 2019; (ii) 80 new employee hires during 2019, primarily in the development, sales and production teams in our Russia segment, thus increasing headcount in the Russia segment to 698 people as of December 31, 2019; and (iii) the indexation of wages effective from the first quarter of 2019.

Marketing expenses

Marketing expenses increased by ~~P~~66 million, or 31.9%, for the three months ended December 31, 2019 compared to the three months ended December 31, 2018, primarily due to increase in online marketing expenses as the result of a higher share of the total annual online marketing budget allocated to the fourth quarter this year.

Other general and administrative expenses

Our insurance costs have increased by ~~P~~42.5 million for the three months ended December 31, 2019 compared to the three months ended December 31, 2018, due to purchase of insurance cover related to the IPO.

Our office rent and maintenance expenses decreased by ~~P~~12.4 million, or 17.6%, for the three months ended December 31, 2019 compared to the three months ended December 31, 2018. At January 1, 2019, we initially adopted IFRS 16, the new accounting standard that introduced a single, on-balance sheet accounting model for lessees. As a result, we, as a lessee, have recognized right-of-use assets representing our rights to use the underlying assets and lease liabilities representing our obligation to make lease payments. We have applied IFRS 16 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated and is presented, as previously reported, under IAS 17 and related interpretations. We have recognized ~~P~~18.7 million of depreciation charges and ~~P~~7.7 million of interest costs from the leases in the fourth quarter of 2019.

Our other operating expenses increased by ~~P~~23 million, mainly due to: (i) certain additional valuation allowances for value-added tax receivables provided in the fourth quarter of 2019; and (ii) an increase of travel expenses.

Net foreign exchange loss

Net foreign exchange loss was ~~P~~22 million for the three months ended December 31, 2019, an increase of ~~P~~19 million, compared to a ~~P~~3 million loss for the three months ended December 31, 2018. The net foreign exchange loss for the three months ended December 31, 2019 reflects mostly the foreign exchange loss on USD-denominated cash balances.

Depreciation and amortization

Depreciation and amortization were ~~P~~177.8 million for the three months ended December 31, 2019, compared to ~~P~~146.7 million for the three months ended December 31, 2018. Depreciation and amortization increased by ~~P~~31.1 million, or 21%, primarily due to a depreciation charge of ~~P~~18.7 million related to right-of-use assets recognized as of January 1, 2019 under the new standard IFRS 16 “Leases.” (See “Other general and administrative expenses”).

Finance income and costs

Finance income was ~~P~~19 million for the three months ended December 31, 2019 compared to ~~P~~26 million for the three months ended December 31, 2018, primarily due to a decrease in available cash balances that were deposited, as we used cash to pay dividends to shareholders for the year 2018 in July 2019.

Finance costs were ~~P~~133 million for the three months ended December 31, 2019, compared to ~~P~~160 million for the three months ended December 31, 2018. Finance costs decreased by ~~P~~27 million, primarily due to a decrease of loans and borrowings balance by ~~P~~1,309 million from December 31, 2018 to December 31, 2019, partly offset by interest expense of ~~P~~7.7 million related to lease liabilities recognized as of January 1, 2019 under the new standard IFRS 16 “Leases.”

Income tax expense

Income tax expense was ~~P~~102 million for the three months ended December 31, 2019 compared to ~~P~~146 million for the three months ended December 31, 2018. The effective tax rate was 17.0% for the three months ended December 31, 2019 and 27.3% for the three months ended December 31, 2018.

The decrease in income tax expense by ~~P~~44 million was affected by the increase in the reversal of provision for uncertain tax positions in the fourth quarter of 2019 by ~~P~~64 million as compared to the three months ended December 31, 2018.

Net income

Net income was ~~P~~496 million for the three months ended December 31, 2019 compared to ~~P~~389 million for the three months ended December 31, 2018. Net income increased by ~~P~~108 million compared with the three months ended December 31, 2018, primarily due to the reasons described above.

Adjusted EBITDA

Adjusted EBITDA was ~~P~~1,023 million for the three months ended December 31, 2019 compared to ~~P~~838 million for the three months ended December 31, 2018, and it increased by ~~P~~185 million primarily due to the increase in revenue.

Adjusted Net Income

Adjusted Net Income was ~~P~~713 million for the three months ended December 31, 2019 compared to ~~P~~494 million for the three months ended December 31, 2018. Adjusted Net Income increased by ~~P~~219 million compared with the three months ended December 31, 2018, primarily due to the reasons described above.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

(in thousands of RUB)	For the twelve months ended December 31,
	2019	2018	Change
Net cash generated from operating activities	2,611,054	2,096,688	514,366
Net cash used in investing activities	(637,117)	(174,548)	(462,569)
Net cash used in financing activities	(2,653,440)	(497,629)	(2,155,811)
Net (decrease)/increase in cash and cash equivalents	(679,503)	1,424,511	(2,104,014)

Cash and cash equivalents, beginning of period	2,861,110	1,416,008	1,445,102
Cash and cash equivalents included in assets held for sale, beginning of period	—	10,801	(10,801)
Effect of exchange rate changes on cash	(92,392)	9,790	(102,182)

Cash and cash equivalents, end of period	2,089,215	2,861,110	(771,895)

Net cash generated from operating activities

For the twelve months ended December 31, 2019, net cash generated from operating activities was ~~P~~2,611 million compared to ~~P~~2,097 million for the twelve months ended December 31, 2018. The change between the periods of ~~P~~514 million was primarily driven by an increase in sales, which resulted in an increase in net income (adjusted for non-cash items and items not affecting cash flow from operating activities), and depositary income received, partially offset by an increase in income tax paid due to an increased tax base, the advance payment for the insurance cover related to IPO and a decrease in the movement of contract liabilities for the year ended December 31, 2019 due to timing of customer advances in this year (See “Contract Liabilities”).

Net cash used in investing activities

For the twelve months ended December 31, 2019, net cash used in investing activities was ~~P~~637 million compared to ~~P~~175 million for the twelve months ended December 31, 2018. The change between the periods of ~~P~~463 million was primarily due to the acquisition of a 25.01% ownership interest in LLC “Skilaz” for ~~P~~235 million, and an increase in capital expenditures.

Net cash used in financing activities

For the twelve months ended December 31, 2019, net cash used in financing activities was ~~P~~2,653 million compared to ~~P~~498 million for the twelve months ended December 31, 2018. The change between the periods was primarily due to the dividends paid to shareholders of a ~~P~~1,134, a receipt of a ~~P~~270 million loan from the associate of a non-controlling shareholder during the twelve months ended December 31, 2018 and its repayment during the twelve months ended December 31, 2019, an increase of a loan repayment to VTB Bank by ~~P~~365 million in accordance with the repayment schedule, a repayment of lease liabilities of ~~P~~61 million and an increase in the dividends paid to non-controlling shareholders by ~~P~~54 million as net income of our subsidiaries in Belarus and Kazakhstan has increased.

Capital Expenditures

Our additions to property and equipment and intangible assets in the twelve months ended December 31, 2019 were ~~P~~492 million, an increase of ~~P~~237 million compared to ~~P~~255 million for the twelve months ended December 31, 2018, primarily due to ~~P~~197 million in office renovation costs during the twelve months ended December 31, 2019, as we have redesigned our office in Yaroslavl and part of our office in Moscow.

Financial Outlook

The following forward-looking statement reflects our expectations as of March 13, 2020:

We currently expect our revenue to grow in the range of 21% to 25% in the year 2020 compared to the year 2019 and our Adjusted EBITDA Margin to be between 50% and 52% for the year 2020.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate. For instance, our expectations do not include possible impact of COVID-19, as it is hard to estimate at this point whether such impact will occur, and its extent and duration.

Dividend

Our Board of Directors has approved payment of an interim dividend in 2020 of $0.50 per share, representing approximately 75% of our Adjusted Net Income for the year ended December 31, 2019. The dividend record date is March 27, 2020, and we intend to pay the dividend on or before April 20, 2020.

As a Russian tax resident, we are subject to the Russian Tax Code requirements and withhold a tax on dividends at a generally applicable rate of 15%.

A holder of our ADSs may apply for a lower tax rate under a double taxation treaty (“DTT”) in effect, signed between a country of a shareholder and the Russian Federation. In order to apply for a lower tax rate, a shareholder will need to provide us with certain documents confirming ownership of our ADSs, its tax residence and other documents. Detailed analysis of the application of withholding tax rates for different types of shareholders is available at https://investor.hh.ru/static-files/dd2e1e70-de48-444d-84aa-4c5bbff30a8c. The procedure to apply for reduced tax rates by foreign legal entities pursuant to DTT provisions is available at https://investor.hh.ru/static-files/8fbd58ba-9e85-47f3-8196-bdaa13c7d47c. Further information regarding the reduced rates on dividend payments under DTTs is available at https://investor.hh.ru/static-files/363cbeae-4797-42f8-b17a-11e5b0e025a9. Please review this information carefully and follow the instructions therein if you believe you are eligible for a reduced withholding tax rate. Please note that provisions of a DTT may include limitations on application of DTT benefits, which you shall clarify with your tax advisor.

The cut-off time to provide the Company with documents evidencing the right to receive tax relief under the Russian law or the applicable DTT is 11:59 pm Moscow time on April 12, 2020.

Conference Call Information

We will host a conference call and webcast to discuss our results at 08:00 a.m. U.S. Eastern Time (4:00 p.m. Moscow time, 1:00 p.m. London time) the same day.

Fourth Quarter and Full-Year 2019 Financial Results Conference Call

Friday, March 13, 2020.

9:00 a.m. U.S. Eastern Time (4:00 p.m. Moscow time, 1:00 p.m. London time) the same day.

To participate in the conference call, please use the following details:

Standard International:	+44 (0) 2071 928000
UK (local):	+44 (0) 844 571 8892
UK (toll free):	0800 376 7922
USA (local):	+1631 510 7495
USA (toll free):	1866 966 1396
Russian Federation (local):	+7 495 249 9849
Russian Federation (toll free):	810 800 235 75011
Conference ID:	5966416

Webcast:

https://edge.media-server.com/mmc/p/rvefurjx

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which is prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”), we present the following non-IFRS1 financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

•

“Adjusted EBITDA” as net income (loss) plus: (1) income tax expense; (2) net interest expense/(income); (3) depreciation and amortization; (4) transaction costs related to business combinations; (5) (gain)/loss on the disposal of subsidiary; (6) transaction costs related to disposal of subsidiary; (7) expenses related to equity-settled awards, including related social taxes; (8) IPO-related costs; (9) insurance expenses related to the IPO; (10) (income) from the depositary; (11) one-off litigation settlement and related legal costs; and (12) share of (profit)/loss of equity-accounted investees.

•

“Adjusted Net Income” as net income (loss) plus: (1) transaction costs related to business combinations; (2) (gain)/loss on the disposal of subsidiary; (3) transaction costs related to the disposal of subsidiary; (4) expenses related to equity-settled awards, including related social taxes; (5) IPO-related costs; (6) insurance expenses related to IPO; (7) (income) from the depositary; (8) one-off litigation settlement and related legal costs; (9) share of (profit)/loss of equity-accounted investees; (10) amortization of intangible assets recognized upon the acquisition by HeadHunter Group PLC of the outstanding equity interests of HeadHunter FSU Limited from Mail.Ru Group Limited (the “Acquisition”); (11) the tax effect of the adjustment described in (10); (12) (gain)/loss related to the remeasurement and expiration of a tax indemnification asset;

•	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.

•	“Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin or Adjusted Net Income Margin as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

[1]	Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

•

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

•	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect changes in, or cash requirements for, our working capital needs, and

•

the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use to the most directly comparable IFRS financial measure.

We provide earnings guidance on a non-IFRS basis and do not provide earnings guidance on an IFRS basis. A reconciliation of our Adjusted EBITDA Margin guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including depreciation and amortization, expenses related to equity-settled awards and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net Debt and Net Debt to Adjusted EBITDA Ratio

Net Debt and Net Debt to Adjusted EBITDA Ratio are financial measure not defined under IFRS. We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Debt and discussion of Net Debt to Adjusted EBITDA Ratio.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the year ending December 31, 2020, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our prospectus pursuant to Rule 424(b) filed with the SEC on May 9, 2019 as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Consolidated Statement of Income and Comprehensive Income

For the three and twelve months ended

(in thousands of RUB and USD, except per share amounts)

	For the three months ended December 31,			For the twelve months ended December 31,
	2018*	2019	2019	2018*	2019	2019
	RUB	RUB	USD	RUB	RUB	USD
Revenue	1,682,628	2,066,358	33,379	6,117,773	7,788,741	125,816
Operating costs and expenses (exclusive of depreciation and amortization)	(863,982)	(1,143,120)	(18,466)	(3,432,860)	(4,300,263)	(69,465)
Depreciation and amortization	(146,699)	(177,786)	(2,872)	(586,131)	(683,317)	(11,038)

Operating income	671,947	745,452	12,042	2,098,782	2,805,161	45,313
Finance income	25,911	19,041	308	90,602	76,764	1,240
Finance costs	(160,305)	(133,120)	(2,150)	(644,326)	(603,280)	(9,745)
Other income	—	10,309	167	—	23,853	385
Gain on disposal of subsidiary	—	—	—	6,131	—	—
Net foreign exchange loss	(2,976)	(21,778)	(352)	(8,742)	(46,508)	(751)
Share of loss of equity-accounted investees (net of income tax)	—	(21,958)	(355)	—	(30,542)	(493)

Profit before income tax	534,577	597,946	9,659	1,542,447	2,225,448	35,949
Income tax expense	(145,726)	(101,504)	(1,640)	(509,602)	(644,422)	(10,410)

Net income for the period	388,851	496,442	8,019	1,032,845	1,581,026	25,539
Attributable to:
Owners of the Company	363,386	465,926	7,526	949,307	1,448,018	23,391
Non-controlling interest	25,465	30,516	493	83,538	133,008	2,149
Comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	6,136	(16,227)	(262)	25,205	(41,818)	(676)

Total comprehensive income, net of tax	394,987	480,215	7,757	1,058,050	1,539,208	24,864

Attributable to:
Owners of the Company	369,473	450,442	7,276	974,756	1,408,597	22,754
Non-controlling interest	25,514	29,773	481	83,294	130,611	2,110
Earnings per share
Basic (in Russian Roubles per share)	7.27	9.32	0.15	18.99	28.96	0.47
Diluted (in Russian Roubles per share)	7.27	9.04	0.15	18.99	28.42	0.46

*	The Company has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated.

Consolidated Statement of Financial Position

As at

(in thousands of RUB and USD)	December 31, 2018*	December 31, 2019	December 31, 2019
	RUB	RUB	USD
Non-current assets
Goodwill	6,989,255	6,954,183	112,335
Intangible assets	3,154,605	2,733,417	44,155
Property and equipment	133,810	429,744	6,942
Equity-accounted investees	—	178,847	2,889
Right-of-use assets	—	279,249	4,511
Deferred tax assets	92,094	149,835	2,420
Other financial assets	—	25,341	409
Other non-current assets	3,304	22,134	358

Total non-current assets	10,373,068	10,772,750	174,019
Current assets
Trade and other receivables	40,718	57,908	935
Prepaid expenses and other current assets	64,386	119,249	1,926
Cash and cash equivalents	2,861,110	2,089,215	33,748

Total current assets	2,966,214	2,266,372	36,610

Total assets	13,339,282	13,039,122	210,629

Equity
Share capital	8,547	8,547	138
Share premium	1,729,400	1,863,877	30,108
Foreign currency translation reserve	(66,957)	(105,191)	(1,699)
Retained earnings	1,302,981	1,587,697	25,647

Total equity attributable to owners of the Company	2,973,971	3,354,930	54,194
Non-controlling interest	29,449	33,263	537

Total equity	3,003,420	3,388,193	54,732
Non-current liabilities
Loans and borrowings	5,203,692	4,064,501	65,656
Lease liabilities	—	230,802	3,728
Deferred tax liabilities	1,070,240	512,804	8,284
Trade and other payables	13,967	4,239	68
Provisions	—	19,498	315
Other non-current liabilities	—	126,828	2,049

Total non-current liabilities	6,287,899	4,958,672	80,100
Current liabilities
Contract liabilities	2,072,640	2,367,416	38,242
Trade and other payables	655,877	780,219	12,603
Loans and borrowings (current portion)	1,233,924	1,064,554	17,196
Lease liabilities (current portion)	—	59,816	966
Income tax payable	85,522	369,974	5,976
Provisions	—	26,398	426
Other current liabilities	—	23,880	386

Total current liabilities	4,047,963	4,692,257	75,797

Total liabilities	10,335,862	9,650,929	155,897

Total equity and liabilities	13,339,282	13,039,122	210,629

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated.

Consolidated Statement of Cash Flows

For the twelve months ended

(in thousands of RUB and USD)
	December 31,	December 31,	December 31,
	2018*	2019	2019
	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income for the period	1,032,845	1,581,026	25,539
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	586,131	683,317	11,038
Net finance costs	553,724	526,516	8,505
Net foreign exchange loss	8,742	46,508	751
Gain on disposal of subsidiary	(6,131)	—	—
Other non-cash items	1,616	5,690	92
Management incentive agreement, including social taxes	78,648	196,993	3,182
Share grant to Board	—	12,842	207
Share of profit of equity-accounted investees, net of income tax	—	30,542	493
Income tax expense	509,602	644,422	10,410
Change in trade receivables and other operating assets	(8,029)	(90,218)	(1,457)
Change in contract liabilities	600,469	307,388	4,965
Change in trade and other payables	56,877	76,418	1,234
Change in other liabilities	—	147,685	2,386
Income tax paid	(693,803)	(975,655)	(15,760)
Interest paid	(624,003)	(582,420)	(9,408)

Net cash generated from operating activities	2,096,688	2,611,054	42,178
INVESTING ACTIVITIES:
Acquisition of equity-accounted investment	—	(234,730)	(3,792)
Proceeds from disposal of subsidiary, net of cash disposed of	(10,847)	—	—
Acquisition of intangible assets	(134,702)	(97,818)	(1,580)
Acquisition of property and equipment	(119,942)	(381,648)	(6,165)
Interest received	90,943	77,079	1,245

Net cash used in investing activities	(174,548)	(637,117)	(10,292)
FINANCING ACTIVITIES:
Bank and other loans received	270,000	—	—
Bank and other loans repaid	(690,000)	(1,325,000)	(21,404)
Payment for lease liabilities	—	(61,376)	(991)
Dividends paid to shareholders	—	(1,133,501)	(18,310)
Dividends paid to non-controlling interest	(77,629)	(131,456)	(2,123)
Acquisition of non-controlling interest	—	(2,107)	(34)

Net cash used in financing activities	(497,629)	(2,653,440)	(42,863)

Net increase/(decrease) in cash and cash equivalents	1,424,511	(679,503)	(10,976)

Cash and cash equivalents, beginning of period	1,416,008	2,861,110	46,217
Cash and cash equivalents included in assets held for sale, beginning of period	10,801	—	—
Effect of exchange rate changes on cash	9,790	(92,392)	(1,492)

Cash and cash equivalents, end of period	2,861,110	2,089,215	33,748

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated.

Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of net income to EBITDA and Adjusted EBITDA, the most directly comparable IFRS financial measure:

(in thousands of RUB)

	For the three months ended December 31,		For the twelve months ended December 31,
	2018	2019	2018	2019
Net income	388,851	496,442	1,032,845	1,581,026
Add the effect of:
Income tax expense	145,726	101,504	509,602	644,422
Net interest costs	134,394	114,079	553,724	526,516
Depreciation and amortization	146,699	177,786	586,131	683,317

EBITDA	815,670	889,811	2,682,302	3,435,281
Add the effect of:
Gain on disposal of subsidiary(1)	—	—	(6,131)	—
Equity-settled awards, including related social taxes(2)	13,015	61,891	68,776	178,953
IPO-related costs(3)	9,168	1,990	110,043	190,284
Insurance cover related to IPO(4)	—	38,175	—	100,048
Income from depository(5)	—	(8,551)	—	(22,095)
One-off litigation settlements and legal costs(6)	—	17,734	—	17,734
Share of loss of equity-accounted investees(7)	—	21,958	—	30,542

Adjusted EBITDA	837,853	1,023,008	2,854,990	3,930,747

(1)	On April 26, 2018, we sold our 51% subsidiary, HeadHunter LLC (Ukraine), to minority shareholders and recognized a gain on disposal.
(2)

Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(3)	In connection with our IPO, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.
(4)

Subsequent to and in connection with our IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We may renew the policy, including the IPO-related cover, for an additional year or more.

(5)

In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.

(6)	Represents one-off litigation costs related to administrative proceeding with the Federal Antimonopoly Service of Russia.
(7)	On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

Reconciliation of net income to Adjusted Net Income, the most directly comparable IFRS financial measure:

	For the three months ended December 31,		For the twelve months ended December 31,
	2018	2019	2018	2019
Net income	388,851	496,442	1,032,845	1,581,026
Add the effect of:
Gain on disposal of subsidiary(1)	—	—	(6,131)	—
Equity-settled awards (2)	13,015	61,891	68,776	178,953
IPO-related costs(3)	9,168	1,990	110,043	190,284
Insurance cover related to IPO(4)	—	38,175	—	100,048
Income from depositary(5)	—	(8,551)	—	(22,095)
One-off litigation settlements and legal costs(6)	—	17,734	—	17,734
Share of loss of equity-accounted investees(7)	—	21,958	—	30,542
Amortization of intangible assets recognized upon the Acquisition(8)	103,947	103,947	415,787	415,787
Tax effect on adjustments(9)	(20,789)	(20,789)	(83,157)	(83,157)

Adjusted Net Income	494,192	712,797	1,538,163	2,409,122

(1)	On April 26, 2018, we sold our 51% subsidiary, HeadHunter LLC (Ukraine), to minority shareholders and recognized a gain on disposal.
(2)

Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share based awards issued to board members, and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(3)	In connection with our IPO, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.
(4)

Subsequent to and in connection with our IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We may renew the policy, including the IPO-related cover, for an additional year or more.

(5)

In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.

(6)	Represents one-off litigation costs related to administrative proceeding with the Federal Antimonopoly Service of Russia.
(7)	On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.
(8)

As a result of the Acquisition, we recognized the following intangible assets: (i) trademark and domain names in the amount of ~~P~~1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ~~P~~2,064,035 thousand and (iii) CV database in the amount of ~~P~~618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively.

(9)	Calculated by applying the statutory Russian tax rate of 20% to amortization of the assets recognized upon the Acquisition.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements.

Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	December 31, 2019	December 31, 2018
Trade and other receivables	57,908	40,718
Prepaid expenses and other current assets	119,249	64,386
Contract liabilities	(2,367,416)	(2,072,640)
Trade and other payables	(780,219)	(655,877)
Other current liabilities	(23,880)	—

Net Working Capital	(2,994,358)	(2,623,413)

We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt.

Calculation of our Net Debt is presented in the table below:

(in thousands of RUB)	December 31, 2019	December 31, 2018
Loans and borrowings	4,064,501	5,203,692
Loans and borrowings (current portion)	1,064,554	1,233,924
Cash and cash equivalents	(2,089,215)	(2,861,110)

Net Debt	3,039,840	3,576,506

We calculate our Net Debt to Adjusted EBITDA Ratio by dividing Net Debt by Adjusted EBITDA.

	December 31, 2019	December 31, 2018
Net Debt	3,039,840	3,576,506
Adjusted EBITDA	3,930,747	2,854,990
Net Debt to Adjusted EBITDA Ratio	0.8	1.3